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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

      FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                    AND RULE 13a OR 17 OR 15d-17 THEREUNDER


                              EDUDATA CORPORATION
                 ----------------------------------------------
                 (Exact name of issuer as specified in charter)

            376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921
            ----------------------------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code:  (908) 234-0042

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:  Common Stock

2.  Number of shares outstanding before the change:  2,509,900

3.  Number of shares outstanding after the change:  7,509,900

4.  Effective date of change:  March 1, 1996

5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                    Issuance of new restricted common stock
                    ---------------------------------------

Give brief description of transaction: 5,000,000 restricted shares of the Company's stock was issued in exchange for all the outstanding interests in Dental Medical Diagnostic Systems, LLC, and outstanding common shares of Bavarian Dental Instruments, Inc.

                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:  _______________________________________________

2.  Name after change:     _______________________________________________

3.  Effective date of charter amendment changing name:  __________________

4.  Date of shareholder approval of change, if required: _________________



DATE:  March 18, 1996          /s/  Robert H. Gurevitch
                               ---------------------------------------------
                                    (Officer's signature & Title)
                                    Robert H. Gurevitch
                                    Chief Executive Officer